Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling[5]	The Landmark
David Patrick Eich[1,4,5]	15 Queen’s Road Central
Douglas S. Murning[5]	Hong Kong
Nicholas A. Norris[5]		David T. Zhang
John A. Otoshi[3]	Telephone: +852 3761 3300 Facsimile: +852 3761 3301	To Call Writer Directly:
Jamii Quoc[7]		+852 3761 3318
Jesse D. Sheley[1]		david.zhang@kirkland.com
Steven Tran[5,6]	www.kirkland.com
Dominic W.L. Tsun[3,5]
Li Chien Wong
Ashley Young[5]
David Yun[5,6]

Registered Foreign Lawyers
Pierre-Luc Arsenault[3]
Christopher Braunack[5]
Albert S. Cho[3]
Liu Gan[2]
Benjamin Su3
Shichun Tang[3]	March 20, 2013
David Zhang[3]
Fan Zhang[1]

VIA EDGAR

Nicholas Panos

Reid S. Hooper

Kathleen Krebs

Celeste M. Murphy

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Focus Media Holding Limited
Amendment No. 2 to Schedule 13E-3
Filed March 8, 2013
File No. 005-81465

Dear Mr. Panos, Mr. Hooper, Ms. Krebs and Ms. Murphy:

On behalf of Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below a response to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated via telephone on March 19, 2013 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-81465 (the “Schedule 13E-3”) filed on March 8, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are summarized below in bold and italics, followed by the responses.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning Giovanna Group Holdings Limited, Giovanna Intermediate Limited, Giovanna Parent Limited, Giovanna Acquisition Limited, Giovanna Investment Holdings Limited, Carlyle

1.     Admitted in the State of Illinois (U.S.A.)
2.     Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.     Admitted in the State of New York (U.S.A.)
4.     Admitted in the State of Wisconsin (U.S.A.)
5.     Admitted in England and Wales
6.     Admitted in New South Wales (Australia)
7. Admitted in Victoria (Australia)

Chicago            London             Los Angeles            Munich            New York             Palo Alto            San Francisco            Shanghai             Washington, D.C.

March 20, 2013

Asia Partners III, L.P., Power Star Holdings Limited, CITIC Capital China Partners II, L.P., CITIC Capital (Tianjin) Equity Investment Limited Partnership, CITIC Capital MB Investment Limited, Fosun International Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Structured Investment Holdings Limited, China Everbright Finance Limited or J.P. Morgan Securities (Asia Pacific) Limited, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

* * * * *

We reviewed the Company Disclosure Schedule provided to the staff on a supplemental basis. With respect to the material items described in Section 3.08 and Section 3.15(a) of the Company Disclosure Schedules, please confirm whether they have been disclosed under Form 20-Fs or Form 6-Ks.

The Company confirms that the material items described under Section 3.08 (Absence of Certain Changes or Events) and Section 3.15(a) (Material Contracts) of the Company Disclosure Schedules have been disclosed under the Form 20-Fs and Form 6-Ks filed by the Company or, as applicable, are being furnished concurrently on a Form 6-K and incorporated by reference with the Amendment No. 3 to Schedule 13E-3 to be filed subsequent to the filing of the Form 6-K.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as it may be amended from time to time, and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Stephanie Tang at (852) 3761-3356.

March 20, 2013

Sincerely,

/s/ David T. Zhang

David T. Zhang

of Kirkland & Ellis

cc:

Kit Leong Low - Focus Media Holding Limited

Chris K.H. Lin/Kathryn King Sudol - Simpson Thacher & Bartlett

Douglas C. Freeman/Victor Chen - Fried, Frank, Harris, Shriver & Jacobson

Michael George DeSombre/William Y. Chua - Sullivan & Cromwell

Peter X. Huang - Skadden, Arps, Slate, Meagher & Flom LLP

Hillel T. Cohn - Morrison & Foerster LLP